Filed pursuant to Rule 433
Registration No. 333-192302

$500,000,000

FLOATING RATE SENIOR NOTES DUE 2018

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings*:	Baa1 / A- / A (Stable Outlook / Negative Outlook / Stable Outlook) (Moody’s / S&P / Fitch)
Trade Date:	July 23, 2015
Settlement Date:	July 30, 2015 (T+5 days)
Maturity:	July 30, 2018
Par Amount:	$500,000,000
Floating Rate:	Three-month USD-BBA-LIBOR Reuters LIBOR01
Coupon:	Three-month USD LIBOR plus 0.880%
Public Offering Price:	100.000%
Net Proceeds to Citigroup:	$498,750,000 (before expenses)
Interest Payment Dates:	Quarterly on the 30th of each January, April, July and October until maturity, with adjustment for period end dates on a modified following New York business day convention.
Interest Determination Date:	Two London Business Days prior to the first day of the related interest period
First Interest Payment Date:	October 30, 2015
Day Count:	Actual/360.
Defeasance:	Applicable. Provisions of Sections 12.02 and 12.03 of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Sole Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:

Barclays Capital Inc.

CIBC World Markets Corp.

Commerz Markets LLC

Credit Agricole Securities (USA) Inc.

Credit Suisse Securities (USA) LLC

Loop Capital Markets LLC

Natixis Securities Americas LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

$500,000,000

FLOATING RATE SENIOR NOTES DUE 2018

Junior Co-Managers:

Apto Partners, LLC

BB&T Capital Markets, a division of BB&T Securities, LLC

Blaylock Beal Van, LLC

BMO Capital Markets Corp.

Capital One Securities, Inc.

CastleOak Securities, L.P.

CAVU Securities, LLC

Drexel Hamilton, LLC

Guzman & Company

ING Financial Markets LLC

Lebenthal & Co., LLC

MFR Securities, Inc.

Mischler Financial Group, Inc.

Nomura Securities International, Inc.

Siebert Brandford Shank & Co., L.L.C.

SunTrust Robinson Humphrey, Inc.

UBS Securities LLC

CUSIP:	172967JV4
ISIN:	US172967JV44

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-192302. Alternatively, you can request the prospectus by calling toll-free in the United States 1-800-831-9146.